RECEIVED
2005 DEC -2 P 3:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BERU

BERU AG Postfach 229, D-71602 Ludwigsburg
Mörikestr.155, D-71636 Ludwigsburg

Office of International Corporate Finance
Division of Corporate Finance
100 F Street NE, Mail Stop 3628
Washington, DC 20549
USA

[redacted]

05013003

Ihre Zeichen/Nachricht vom Your ref. / Your letter from Votre réf. / Votre lettre de	Unsere Abt./Sachbearbeiter Our department / Your contact Notre service / Responsable	Telefon Phone Téléphone	Fax	E-Mail	Datum Date
StS	UK/IR	++49-7141-132-948	++49-7141-132-586	stephanie.schaefer@beru.de	29.11.2005

BERU Aktiengesellschaft. Exemption number: 82-34 750
6-month-report 2005

SUPPL

Dear Sir/Madam,

please find attached the 6-month-report 2005 of the BERU AG

Yours sincerely

BERU
Aktiengesellschaft

i.A. [signature]
Stephanie Schaefer
Corporate Communications/Investor Relations

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

BERU

Six-Month Report 2005



+++ Innovative technology for the reduction of raw emissions and exhaust gases +++

Sales revenues

EUR million


200
180
160
140
120
100
179.8
197.0
6 months 2004
6 months 2005

Earnings per share

EUR


2.0
1.8
1.6
1.4
1.2
1.0
0.8
1.41
1.84
6 months 2004
6 months 2005

Development of diesel's share of new vehicle registrations

in percent


Germany
41.4
42.6
UK
35.0
31.5
France
69.3
68.8
Italy
58.6
57.5
Benelux
73.5
70.3
Spain
67.3
64.9
Austria
64.4
70.0
Western Europe
48.5
47.1
10 20 30 40 50 60 70 80
January-September 2005
January-September 2004

BERU remains on growth path

BERU Aktiengesellschaft, Ludwigsburg, increased its total sales revenues in the first six months (April 1 through September 30, 2005) of the 2005 short financial year by 9.6% to EUR 197.0 million (April 1 through September 30, 2004: EUR 179.8 million), thus fully achieving its growth targets despite the difficult market environment. At the beginning of the financial year, the Executive Board set the goal of increasing sales revenues and operating profit (EBIT) by a high single-digit rate over the next twelve months. In the six-month period under review, EBIT increased by 26.1% to EUR 28.0 (EUR 22.2 million), due to the fact that there were no exceptional expenses in the second quarter, unlike in the prior year. Net income for the period increased by 30.5% to EUR 18.4 million (EUR 14.1 million). Earnings per share amounted to EUR 1.84 compared with EUR 1.41 in the prior-year period.

Slower growth in demand for automobiles

In the second quarter of the 2005 financial year, the steady economic development of BERU's important sales markets – Europe, the United States and Asia – lost some of its momentum. Rising interest rates and sharp increases in the price of crude oil led to slower growth for these economies.

International demand for automobiles showed a generally positive development during the year to date. But worldwide sales of passenger cars are currently unstable due to high energy prices and the resulting consumer uncertainty. Against this backdrop, significant growth in the automotive industry is unlikely during the third and last quarter of this short financial year (October 1 through December 31, 2005).

In the United States, 13.2 million light vehicles (passenger cars and light trucks) were sold in the first nine months of 2005, an increase of more than 3% compared with the same period of last year (12.8 million).

In BERU's key market of Western Europe, 11.3 million cars were sold in the first nine months of this year, 0.5% more than in the prior-year period (11.2 million). New registrations declined by 5% in the United Kingdom, Europe's second-largest car market, but increased in France and Spain by 4.7% and 2.5% respectively.

In the domestic market of Germany, there were new registrations of 2.5 million cars in the first nine months of 2005 (2.3 million). Many new models and additional customer incentives resulted in an increase of 3.5% in new registrations in the month of September. However, it is still too early to speak of a sustained market recovery.

The popularity of vehicles with diesel engines continues to grow. For example, the proportion of new car registered with diesel engines in Western Europe in the period of January through September 2005 increased to 48.5%, from 47.1% in the comparable period of 2004. In the first nine months of the year 2005, unit sales of diesel cars amounted to 5.4 million vehicles. This represents an increase of 3.4% over the prior-year period, while unit sales of gasoline cars decreased by 2.2%. Meanwhile, seven countries in Western Europe have passed the 50% mark. In Italy, diesel's share of new registrations increased to 58.6% in the first nine months (57.5%), in Spain it was up to 67.3% after 64.9% in 2004, and in France it reached 69.3% (68.8%). Thus, two out of three customers decided in favor of diesel in these major European markets. Market analysts anticipate a share of more than 57% for diesel in Western Europe as early as 2009. Germany's diesel share of 41.4% in the first nine months of 2005 (42.6%) was still well below the average for Western Europe.

Sales revenues by division

6 months 2005
(6 months 2004) in percent


25.2 (23.4)
Electronics and Sensor Technology
46.6 (44.7)
Diesel Cold-Start Technology
28.2 (31.9)
Ignition Technology

Worldwide diesel boom stimulates strong growth in core business

In the first six months of the financial year, BERU's core division of Diesel Cold-Start Technology posted growth in sales revenues of 14.3% to EUR 91.8 million, compared with EUR 80.3 million in the prior-year period. The development of unit sales differed in the individual product groups and sales segments, however: From its sales of glow plugs as original equipment for vehicle engines, BERU achieved a 12.8% increase in sales revenues. In addition, the OES business with spare parts for the vehicle manufacturers' aftermarket and the aftermarket business with independent vendors also developed as projected.

OEM sales of the ISS diesel instant-start system increased by an above-average rate in the period under review. BERU has succeeded in maintaining its leading role in this technologically demanding segment. The Group profited from the introduction of the diesel instant-start system by the Volkswagen Group and DaimlerChrysler. The strong growth was also partially due to startups with the instant-start system by DMAX, the joint venture between GM and Isuzu in North America, and by South Korean manufacturers. In view of stricter emission legislation in Europe and the United States and the future development of diesel technology, the Group expects demand to continue increasing in the coming years.

Weak demand for gasoline engines and ignition technology

BERU's Ignition Technology division, which supplies components for gasoline engines, generated sales revenues of EUR 55.5 million in the six months under review, which was 3.3% lower than the level of EUR 57.4 million recorded in the prior-year period. Whereas revenues from ignition coils developed according to plan, the revenues generated by sales of spark plugs were lower than expected due to the weak demand for gasoline engines and increased pressure on prices.

The sales revenues contributed by the BERU Eyquem subgroup were lower than originally planned. The contribution to operating profit was also not yet satisfactory. Management is therefore currently assessing whether the measures already initiated for a sustained improvement in profitability within the next two or three years actually have the potential to achieve this goal.

Deliveries of the new compact 12-millimeter spark plugs are expected to lead to higher unit sales in 2006. BERU also sees growth opportunities for the Ignition Technology division with sales of ignition coils and the expansion of the international aftermarket program under the Eyquem brand.

Strong growth for the Electronics and Sensor Technology division

The BERU Group's youngest division of Electronics and Sensor Technology achieved an 18.1% increase in sales revenues to EUR 49.7 million, compared with EUR 42.1 million in the prior-year period. Growth was particularly strong for PTC auxiliary heating systems for vehicle interiors, which are mainly used in vehicles with diesel engines. The Group anticipates further increases in sales revenues from these products next year.

As expected, sales revenues from tire-pressure monitoring systems were slightly below the prior-year level at EUR 10.4 million (EUR 11.5 million). Lower equipping rates in vehicles destined for export to the United States and order postponements due to the changed scenario for the mandatory introduction of this equip-

ment in the United States were the main reasons for the decrease. New legislation stipulates that as of September 1, 2005, 20% of all light vehicles newly registered in the US will have to be fitted with direct tire-pressure monitoring systems in the first year, 70% in the following year and 100% thereafter. Experts estimate the market volume for tire-pressure monitoring systems at between EUR 800 million and EUR 1.2 billion US dollars. BERU is one of the world's leading suppliers of such equipment. The Group therefore anticipates significantly higher revenues in the next two years. At present, BERU's TSS (Tire Safety System) is offered by the VW Group and BMW as an optional extra for the European market.

Sales by business segment

6 months 2005
(6 months 2004) in percent



6.1 (6.1)
General
Industrial
66.0 (64.1)
Original Equipment
27.9 (29.8)
Aftermarket

Key growth drivers of OEM and Aftermarket

BERU increased its sales revenues from the OEM business by 12.8% to EUR 130.1 million during the period under review (EUR 115.3 million). In the Aftermarket sales segment, BERU recorded an increase in sales revenues of 2.6% to EUR 55.0 million (EUR 53.6 million). Aftermarket revenues from sales of diesel cold-start products increased in Germany and the rest of Europe as a result of gaining new customers and the wider product range. BERU has succeeded in further improving its already strong position in the aftermarket business.

In addition to Germany, the other key markets among the 25 EU countries are France, Italy, Spain, Benelux and the United Kingdom. BERU's aftermarket activities in the United States also expanded significantly. Due to the continuation of the strong euro, aftermarket revenues in the other overseas markets decreased slightly. Sales revenues in the General Industry segment posted solid growth of 9.2% to EUR 11.9 million (EUR 10.9 million).

Sales by region

6 months 2005
(6 months 2004) in percent



10.3 (11.2)
North America
8.3 (7.7)
Asia
2.5 (2.9)
Rest of World
29.5 (31.7)
Germany
49.4 (46.5)
Rest of Europe

Strong growth in Europe and Asia

In the six-month period under review, the Group increased its sales revenues in its most important market of Europe (excluding Germany) by 16.5% to EUR 97.4 million (EUR 83.6 million). Revenues in Germany, the domestic market, rose slightly from EUR 57.0 million to EUR 58.0 million. This was primarily because of lower unit sales of diesel vehicles in the second quarter connected with the availability of diesel-particulate filters and the debate about possible tax incentives. Sales revenues in North America were also close to the prior-year level at EUR 20.3 million (EUR 20.2 million). The sales region of Asia recorded a 17.3% increase in sales revenues to EUR 16.3 million (EUR 13.9 million), due to the growing popularity of diesel vehicles, whereas sales revenues in the other overseas markets were slightly below the prior-year level at EUR 5.0 million (EUR 5.1 million), due to exchange-rate effects. The Group has succeeded in expanding its presence in international markets: the share of sales revenues generated outside Germany rose to 70.5% (68.3%).

Stable orders received and order backlog

The order situation remained stable during the six months under review. Orders received during the half-year increased by 5.1% from EUR 187.2 million to EUR 196.7 million. The order backlog as of September 30, 2005 was 7.4% higher than a year earlier at EUR 186.5 million (EUR 173.6 million).

International headcount increase

As of September 30, 2005, the BERU Group employed a total workforce of 2,715 persons (2,621). While the number of persons employed outside Germany increased by 7.9% to 1,281 (1,187), the number employed in Germany remained constant at 1,434. Therefore, on the balance-sheet date, 53% of the Group's employees were in Germany and 47% were abroad. Compared with June 30, 2005, the size of the workforce decreased by nearly 1% from 2,741 to 2,715 persons. The ratio of personnel expenses to sales revenues of 29.1% was lower than a year earlier (32.3%).

Material expenses reflect product mix

Material expenses for the period increased by 14.9% to EUR 74.6 million (EUR 64.9 million). This increase was primarily due to the general expansion of sales revenues and a changed product mix containing a higher proportion of electronic components. Simultaneous rises in raw-material prices led to a ratio of material expenses to sales revenue of 37.9% (36.1%). However, compared with the first quarter of the current financial year, this ratio decreased from 38.4% to 37.9%. For the full year, BERU anticipates a material-expenses ratio of approximately 38%.

EBIT

EUR million


30
25
20
15
22.2
28.0
6 months 2004
6 months 2005

Related to output volume (sales revenues plus changes in inventories and own work capitalized), the ratio for the period under review was 36.6% (34.9%). The EBITDA margin was 22.4% (19.5%). Other operating expenses for the six months were EUR 30.3 million, compared with EUR 29.8 million in the prior-year period. As a proportion of Group revenues, they decreased to 15.4% (16.6%).

High operating efficiency and EBIT margin

Operating profit (earnings before interest and taxes) increased by 26.1% to EUR 28.0 million (EUR 22.2 million). The high rate of increase was due to the fact that earnings were impacted by one-time exceptional expenses in the second quarter of the prior year. Another reason is that BERU once again demonstrated its operating efficiency and strong profitability with an EBIT margin of 14.2% (12.3%).

Net income

EUR million


20
18
16
14
12
10
8
14.1
18.4
6 months 2004
6 months 2005

Strong increase in earnings before taxes

Financial income decreased moderately from EUR 1.6 million to EUR 1.4 million. Before taxes, BERU earned EUR 5.6 million more than in the prior-year period. Earnings before taxes increased by 23.5% from EUR 23.8 million to EUR 29.4 million.

Earnings per share of EUR 1.84

The effective income-tax rate of 35.1% (37.7%) was less than the prior-year level. The overall effective tax rate fell to 37.1% (40.3%).

BERU increased its net income for the period by 30.5% to EUR 18.4 million (EUR 14.1 million), well above the increase in sales revenues. Earnings per share increased to EUR 1.84 compared with EUR 1.41 in the prior-year period.

The Group succeeded in achieving a return on sales (ROS) of 9.3% in the reporting period (7.8%). Return on investment (ROI) increased to 4.2% (3.3%).

Investment in future growth

BERU continues to invest substantially in the future of the Group. Investments in property, plant and equipment and intangible assets amounted to EUR 17.3 million, slightly below the prior-year level (EUR 18.5 million). Once again, investment was completely covered by cash earnings.

Research and development expenditure amounted to EUR 15.6 million (EUR 14.3 million). Capitalized development expenses – solely comprising projects within the framework of a customer order and with the goal of achieving a concrete financial benefit for the Group – amounted to EUR 4.3 million (EUR 5.2 million), while write-downs on capitalized development expenses amounted to EUR 1.4 million (EUR 0.5 million).

Cash flow
EUR million



40
35
30
25
20
15
10
27.3
34.8
6 months 2004
6 months 2005

The operative free cash flow increased by EUR 8.7 million to EUR 17.5 million (EUR 8.8 million) as a result of the higher net income for the period. The Group cash flow increased by 27.5%, or EUR 7.5 million, to EUR 34.8 million (EUR 27.3 million). Cash and cash equivalents at the end of the half-year amounted to EUR 86.3 million, compared with EUR 100.6 million at the end of the first quarter. The net financial position decreased by EUR 13.4 million compared with the end of the first quarter to EUR 66.1 million (EUR 79.5 million), primarily due to the dividend distribution of EUR 11.8 million and additional one-time tax expenses of EUR 7,6 million.

Outlook

BERU anticipates only a relatively moderate revival of global demand for automobiles in the coming months, due to higher energy prices and the resulting consumer uncertainty. The market and competitive environment is still affected by increasing pressure on prices and margins.

Net cash position/
Cash position
EUR million



140
120
100
80
60
40
20
79.5
66.1
100.6
86.3
Net cash position
Cash position
June 30, 2005
September 30, 2005

In operating terms, the Group believes it is well positioned, particularly in the growing field of diesel cold-start technology and with its youngest division, Electronics and Sensor Technology. Due to the ongoing diesel boom in Western Europe and other important sales markets, BERU anticipates sustained growth for its core division of Diesel Cold-Start Technology. In addition, the Group expects a significant increase in sales of the TSS products (tire-pressure monitoring systems), due in particular to the mandatory introduction of direct measuring systems for newly registered light vehicles in the United States.

Since BERU's annual shareholders' meeting decided on September 21, 2005 to change over the financial year to the calendar year with effect from April 1, 2005, the 2005 financial year will be a short financial year (April 1 through December 31, 2005).

With the publication of the half-year figures, for the first time the Executive Board is issuing a guidance for the nine-month period. For the short financial year, the Group anticipates 5% growth in sales revenues and intends to increase its operating profit proportionally. An operating-profit margin of between 13% and 14% is targeted for the nine-month period. BERU AG will publish its audited financial statements on the short financial year 2005 on March 30, 2006.

Consolidated balance sheet

of BERU Aktiengesellschaft, Ludwigsburg, as of September 30, 2005

Assets

EUR million	Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2004
Fixed assets			
Intangible assets	36.5	34.7	33.3
Property, plant and equipment	144.9	142.4	135.6
Financial assets	8.6	8.2	6.0
	190.0	**185.3**	**174.9**
Current assets			
Inventories	73.4	60.7	69.2
Trade receivables	77.2	75.8	71.2
Other receivables and other assets	6.0	6.4	9.5
Marketable securities	41.6	32.3	63.2
Cash and cash equivalents	44.7	68.3	28.3
	242.9	**243.5**	**241.4**
Deferred tax assets	**9.2**	**7.8**	**6.8**
	442.1	**436.6**	**423.1**

Shareholders' equity and liabilities

EUR million	Sep. 30, 2005	Mar. 31, 2005	Sep. 30, 2004
Shareholders' equity			
Subscribed capital	26.0	26.0	26.0
Additional paid-in capital	73.1	73.1	73.1
Retained earnings	206.2	197.9	188.2
Minority interests	1.8	2.4	2.1
	307.1	**299.4**	**289.4**
Provisions			
Provisions for pensions	16.6	16.3	16.2
Provisions for taxes and other provisions	43.0	50.0	35.3
	59.6	**66.3**	**51.5**
Liabilities			
Liabilities to banks	20.2	22.5	24.2
Trade liabilities	22.5	18.0	23.1
Other liabilities	16.4	14.7	19.0
	59.1	**55.2**	**66.3**
Deferred tax liabilities	**16.3**	**15.7**	**15.9**
	442.1	**436.6**	**423.1**

Consolidated statement of income

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1 to September 30, 2005

EUR million	6 months 2005	6 months 2004	Change	Q2 2005	Q2 2004
Sales revenues	197.0	179.8	9.6%	99.1	94.3
Change in inventories of finished goods and work in progress and own work capitalized	7.1	6.0	18.3%	1.2	1.7
Other operating income	2.2	2.1	4.8%	1.0	0.9
	206.3	**187.9**	**9.8%**	**101.3**	**96.9**
Cost of materials	– 74.6	– 64.9	14.9%	– 37.0	– 32.7
Personnel expenses	– 57.3	– 58.1	– 1.4%	– 26.5	– 30.5
Depreciation and amortization	– 16.1	– 12.9	24.8%	– 8.4	– 7.1
Other operating expenses	– 30.3	– 29.8	1.7%	– 14.9	– 16.2
Earnings before interest and taxes	**28.0**	**22.2**	**26.1%**	**14.5**	**10.4**
Financial income, net	1.4	1.6	– 12.5%	0.8	0.6
Earnings before taxes	**29.4**	**23.8**	**23.5%**	**15.3**	**11.0**
Taxes on income and earnings	– 10.0	– 8.6	16.3%	– 5.4	– 4.2
Other taxes	– 0.9	– 1.0	– 10.0%	– 0.6	– 0.4
Earnings after taxes	**18.5**	**14.2**	**30.3%**	**9.3**	**6.4**
Minority interests	– 0.1	– 0.1	0.0%	0.0	0.0
Net income	**18.4**	**14.1**	**30.5%**	**9.3**	**6.4**
Earnings per share (in EUR)	**1.84**	**1.41**	**30.5%**	**0.93**	**0.64**

Consolidated statement of cash flows

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1 to September 30, 2005

EUR million	6 months 2005	6 months 2004	Change
Net income for the period	18.4	14.1	4.3
Depreciation and amortization	16.1	12.9	3.2
Changes in provisions	– 6.8	2.4	– 9.2
Changes in deferred taxes	– 0.3	0.0	– 0.3
Other income/expenses not affecting cash flow	– 0.4	– 0.5	0.1
Proceeds from the disposal of fixed assets	0.5	0.0	0.5
Proceeds from the disposal of securities helds as current assets	0.0	0.0	0.0
Changes in inventories	– 12.3	– 13.6	1.3
Changes in receivables and other assets	– 0.9	1.5	– 2.4
Changes in minority interests	0.2	0.6	– 0.4
Changes in liabilities	5.8	5.2	0.6
Cash flow provided by operating activities	**20.3**	**22.6**	**– 2.3**
Proceeds from the disposal of property, plant and equipment	0.7	0.0	0.7
Payments for investments in property, plant and equipment	– 16.7	– 17.1	0.4
Payments for investments in intangible assets	– 4.9	– 6.5	1.6
Proceeds on grant/Payments for refund of government subsidies	0.0	0.0	0.0
Proceeds from the disposal of financial assets	0.0	1.0	– 1.0
Payments for investments in financial assets	0.0	– 0.1	0.1
Payments for the acquisition of consolidated companies	0.0	0.0	0.0
Proceeds from financial assets as part of temporary financial management	– 0.1	0.4	– 0.5
Payments for financial assets as part of temporary financial management	0.0	0.0	0.0
Cash flow used for investing activities	**– 21.0**	**– 22.3**	**1.3**
Payment of dividend	– 11.8	– 11.0	– 0.8
Proceeds from the sale of treasury stock	0.0	0.0	0.0
Payments to shareholders for the purchase of treasury shares	0.0	0.0	0.0
Additions to financial liabilities	0.0	0.1	– 0.1
Repayments of financial liabilities	– 2.3	– 2.7	0.4
Cash flow used for financing activities	**– 14.1**	**– 13.6**	**– 0.5**
Changes in cash and cash equivalents affecting cash flow	**– 14.8**	**– 13.3**	**– 1.5**
Changes in cash and cash equivalents not affecting cash flow	0.4	0.1	0.3
Changes in cash and cash equivalents due to consolidated group	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	97.9	102.0	– 4.1
Cash and cash equivalents at end of period	**83.5**	**88.8**	**– 5.3**

Consolidated statement of changes in shareholders' equity

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1 to September 30, 2005

			Retained earnings					
EUR million	Subscribed capital	Additional paid-in capital	Revaluation reserve	Translation reserve	Treasury stock	Other	Minority interests	Total
April 1, 2004	26.0	73.1	– 0.2	– 3.1	0.0	185.8	1.5	283.1
Dividend for prior year	–	–	–	–	–	– 11.0	–	– 11.0
Transfer from/to retained earnings	–	–	–	–	–	2.7	0.5	3.2
Currency changes	–	–	–	– 0.2	–	–	–	– 0.2
Valuation of original financial instruments								
not affecting income statement	–	–	0.2	–	–	–	–	0.2
affecting income statement	–	–	–	–	–	–	–	0.0
Changes in deferred taxes not affecting income statement	–	–	–	–	–	– 0.1	–	– 0.1
Net income	–	–	–	–	–	14.1	0.1	14.2
September 30, 2004	**26.0**	**73.1**	**0.0**	**– 3.3**	**0.0**	**191.5**	**2.1**	**289.4**
April 1, 2005	26.0	73.1	– 0.1	– 3.0	0.0	201.0	2.4	299.4
Dividend for prior year	–	–	–	–	–	– 11.0	– 0.8	– 11.8
Transfer from/to retained earnings	–	–	–	–	–	–	–	0.0
Currency changes	–	–	–	0.8	–	–	0.1	0.9
Valuation of original financial instruments								
not affecting income statement	–	–	0.1	–	–	–	–	0.1
affecting income statement	–	–	–	–	–	–	–	0.0
Changes in deferred taxes not affecting income statement	–	–	–	–	–	0.0	–	0.0
Net income	–	–	–	–	–	18.4	0.1	18.5
September 30, 2005	**26.0**	**73.1**	**0.0**	**– 2.2**	**0.0**	**208.4**	**1.8**	**307.1**

Sales revenues/EBIT by segment

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1 to September 30, 2005

EUR million	6 months 2005	6 months 2004	Q2 2005	Q2 2004
OEM				
Sales revenues	130.1	115.3	63.6	58.6
EBIT	17.1	15.2	8.7	8.0
Aftermarket				
Sales revenues	55.0	53.6	29.7	30.5
EBIT	10.9	11.1	6.0	6.7
Gerneral Industry				
Sales revenues	11.9	10.9	5.8	5.2
EBIT	0	0.1	– 0.2	– 0.1
Adjustments EBIT		– 4.2		– 4.2
Total				
Sales revenues	197.0	179.8	99.1	94.3
EBIT	28.0	22.2	14.5	10.4

Group cash flow

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1 to September 30, 2005

EUR million	6 months 2005	6 months 2004	Change
Net income	18.4	14.1	30.5%
Depreciation and amortization	16.1	12.9	24.8%
Change in long-term provisions	0.3	0.3	0.0%
	34.8	**27.3**	**27.5%**

Accounting and valuation methods

This Six-Month Report as of September 30, 2005 of BERU Aktiengesellschaft, Ludwigsburg, was prepared in conformance with all of the International Financial Reporting Standards (IFRS) applicable on the balance-sheet date. The same accounting and valuation methods were used as for the latest annual consolidated financial statements as of March 31, 2005. The regulations of IAS 34 were complied with in the preparation of this interim report. All amounts are shown in millions of euros, unless otherwise indicated.

Reporting of shareholders' equity

With the application of IAS 27.33 in combination with IAS 27.43, minority interests are now presented in the consolidated balance sheet within shareholders' equity but separately from the parent company's equity capital. The presentation of shareholders' equity as of March 31, 2005 has been adjusted accordingly. Minority interests are also shown separately in the consolidated statement of changes in shareholders' equity for the period of April 1, 2005 through September 30, 2005, as well as for the comparable prior-year period.

Significant events after the end of the interim reporting period

There have been no significant events since the end of the interim reporting period that are not reflected in the financial statements for the interim period from April 1, 2005 through September 30, 2005.

BERU share price compared to the CDAX

since April 2002


140
130
120
110
100
90
80
70
60
50
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Nov. 05

BERU share price, indexed (April 1, 2002 = 100)

CDAX, indexed (April 1, 2002 = 100)



Financial calendar 2005/06

Report on the Short Financial Year 2005	March 30, 2006
Annual Shareholders' Meeting	June 21, 2006

BERU Aktiengesellschaft
Corporate Communications/Investor Relations
Mörikestrasse 155
71636 Ludwigsburg
Germany
Phone: +49 7141 132 246
Fax: +49 7141 132 586
www.beru.com